UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*
_________________________

UTi Worldwide Inc.
(Name of Issuer)

_______________________

Ordinary Shares, no par value per share
(Title of Class of Securities)

________________________

G87210103
(CUSIP Number)
________________________

Rory C. Kerr
Maitland Advisory, Dublin
16 Windsor Place
Dublin 2, Ireland
011-353-1-663-5800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

___________________________

December 29, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G87210103

1)	Name of Reporting Persons: PTR Holdings Inc. I.R.S. Identification Nos. of Above Persons (entities only):
2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [ ]
3)	SEC Use Only:
4)	Source of Funds (See Instructions):
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
6)	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power: 6,732,570[1]
	8)	Shared Voting Power: 0[1]
	9)	Sole Dispositive Power: 12,172,245[2]
	10)	Shared Dispositive Power: 0
11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,172,245[2]
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13)	Percent of Class Represented by Amount in Row (11): 12.4% based on 98,319,594 Ordinary Shares outstanding as of December 11, 2006.
14)	Type of Reporting Person (See Instructions): CO

__________________________

    1  See description of voting agreements disclosed in Item 5 of Reporting Person’s original Schedule 13D filed with the Securities and Exchange Commission on January 3, 2005, the disclosure contained in Item 6 of Reporting Person’s Amendment No. 2 to the Original Schedule 13D filed with the Securities and Exchange Commission on July 26, 2005, and the disclosure contained in Item 6 of Reporting Person’s Amendment No. 5 to the Original Schedule 13D filed with the Securities and Exchange Commission on January 26, 2006.

    2  Includes 5,439,675 Ordinary Shares deemed beneficially owned directly by Union-Transport Holdings Inc. since PTR Holdings Inc. holds 49.8% of Union-Transport Holdings Inc. (PTR Holdings Inc. disclaims such beneficial ownership), and 6,732,570 shares held directly by PTR Holdings Inc.  PTR Holdings Inc. does not exercise any control over any decisions of Union-Transport Holdings Inc., except in its capacity as a shareholder of Union-Transport Holdings Inc. and except in relation to the voting of 49.8% of the ordinary shares of UTi Worldwide Inc. held by Union-Transport Holdings Inc. pursuant to the voting agreements referred to in note 1 above.

CUSIP No. G87210103

1)	Name of Reporting Persons: Union-Transport Holdings Inc. I.R.S. Identification Nos. of Above Persons (entities only):
2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [ ]
3)	SEC Use Only:
4)	Source of Funds (See Instructions):
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
6)	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power: 1,196,727[1]
	8)	Shared Voting Power: 0[1]
	9)	Sole Dispositive Power: 5,439,675
	10)	Shared Dispositive Power: 0
11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,439,675
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13)	Percent of Class Represented by Amount in Row (11): 5.5% based on 98,319,594 Ordinary Shares outstanding as of December 11, 2006.
14)	Type of Reporting Person (See Instructions): CO

__________________________

    1  See description of voting agreements disclosed in Item 5 of Reporting Person’s original Schedule 13D filed with the Securities and Exchange Commission on January 3, 2005, the disclosure contained in Item 6 of Reporting Person’s Amendment No. 2 to the Original Schedule 13D filed with the Securities and Exchange Commission on July 26, 2005, and the disclosure contained in Item 6 of Reporting Person’s Amendment No. 5 to the Original Schedule 13D filed with the Securities and Exchange Commission on January 26, 2006.

Schedule 13D

This Amendment No. 8 (this “Amendment No. 8”) amends the original Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by each of PTR Holdings Inc. (“PTR”), Union-Transport Holdings Inc. (“UTH”) and United Service Technologies Limited (each of PTR and UTH, a “Reporting Person” and, collectively, the “Reporting Persons”) on January 3, 2005, as amended by that certain Amendment No. 1 to Schedule 13D filed with the SEC on April 26, 2005, that certain Amendment No. 2 to Schedule 13D filed with the SEC on July 26, 2005, that certain Amendment No. 3 to Schedule 13D filed with the SEC on August 4, 2005, that certain Amendment No. 4 to Schedule 13D filed with the SEC on December 13, 2005, that certain Amendment No. 5 to Schedule 13D filed with the SEC on January 26, 2006, that certain Amendment No. 6 to Schedule 13D filed with the SEC on September 29, 2006 and that certain Amendment No. 7 to Schedule 13D filed with the SEC on October 5, 2006. This Amendment No. 8 is being filed as a result of the information disclosed in Items 4 and 5 below.

Item 2. Identity and Background.

This Amendment No. 8 is being filed by the Reporting Persons.

Item 4. Purpose of Transaction.

On December 29, 2006, PTR sold 31,000 ordinary voting shares, no par value, of UTH (the “UTH Transferred Shares”), which represent approximately 6.2% of the issued voting securities of UTH, to PKF Trustees Limited, as trustee of the Anubis Trust (a trust organized under the laws of the Guernsey Islands, originally established in 1987 pursuant to an anti-Apartheid divesture law then applicable to a predecessor corporation to some of the South African operations of UTi Worldwide Inc. (the “Issuer”)) pursuant to a Share Purchase Agreement dated as of December 29, 2006 (the “Purchase Agreement”). Under the terms of the Purchase Agreement, the aggregate consideration for the UTH Transferred Shares is $9,300,000, subject to a potential purchase price adjustment based on the net asset value of UTH as of December 31, 2006 (the “Share Consideration”). The Share Consideration is payable in two installments consisting of $2,500,000 paid on December 29, 2006 and $6,800,000 plus interest (represented by a promissory note) payable on March 31, 2007. A copy of the Purchase Agreement, including attachments, is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

PTR engaged in the sale of the UTH Transferred Shares described under this Item 4 for the purpose of permitting PTR and the Anubis Trust to more fully access the value of the Ordinary Shares of the Issuer. The sale of the UTH Transferred Shares described under this Item 4 does not reflect a lack of confidence in the Issuer on the part of PTR.

The Reporting Persons consider from time to time dispositions of the Issuer’s securities in the open market, private transactions or otherwise, and PTR intends to sell up to 3,000,000 Ordinary Shares in one or more such transactions, subject to market and other conditions, some of which may be out of its control. In addition, although the Reporting Persons’ direct and indirect holdings of the securities of the Issuer reported herein are primarily for investment purposes, the Reporting Persons reserve the right to consider other various alternatives for their investment in the Issuer including pursuing or advancing: (a) the acquisition of additional securities of the Issuer, or the direct or indirect disposition of securities of the Issuer in the open market, private transactions or otherwise; (b) an extraordinary corporate transaction, such as a merger or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer; (e) a material change in the present dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s Memorandum of Association or Articles of Association or other actions which may impede the acquisition of control of the Issuer by a person; or (h) actions similar to those enumerated above.

The Reporting Persons’ determination with respect to the foregoing possibilities and with respect to the Ordinary Shares will depend upon various factors including, but not limited to, the Reporting Persons’ evaluation of the Issuer and its prospects, general market and economic conditions, other opportunities available to the Reporting Persons, other developments and other investment opportunities and other factors the Reporting Persons may deem relevant to their investment decision. Depending on the determinations and assessments of the Reporting Persons, one or more of the Reporting Persons may acquire additional Ordinary Shares of the Issuer or may determine to sell or otherwise dispose of some or all of their holdings in the Ordinary Shares of the Issuer.

Item 5. Interest in Securities of the Issuer.

(a) The percentage of Ordinary Shares reported beneficially owned by the Reporting Persons is based on 98,319,594 Ordinary Shares outstanding as of December 11, 2006 (the “Outstanding Ordinary Shares”). PTR may be deemed to be the beneficial owner of 12,172,245 Ordinary Shares, which shares represent approximately 12.4% of the Outstanding Ordinary Shares and include 5,439,675 Ordinary Shares beneficially owned by UTH and 6,732,570 Ordinary Shares directly held by PTR. PTR is the owner of approximately 49.8% of the outstanding voting securities of UTH. As a result, PTR may have indirect beneficial ownership with respect to the Ordinary Shares beneficially owned by UTH (but disclaims such beneficial ownership). UTH is the beneficial owner of 5,439,675 Ordinary Shares, which shares represent approximately 5.5% of the Outstanding Ordinary Shares.

(b) With respect to the 12,172,245 Ordinary Shares registered in the name of PTR, PTR has retained investment and dispositive power over the Ordinary Shares which it owns directly. With respect to the 5,439,675 Ordinary Shares registered in the name of UTH, UTH has retained investment and dispositive power over the Ordinary Shares it owns directly.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

The description of the Purchase Agreement set forth in Item 4 of this Amendment No. 8 is incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits.

99.1	Share Purchase Agreement dated as of December 29, 2006 between PKF Trustees Limited and PTR Holdings Inc.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

DATED:  January 3, 2007

PTR HOLDINGS INC.
By:	/s/ Rory Kerr
Name: Rory Kerr
Title: Director

UNION-TRANSPORT HOLDINGS INC.
By:	/s/ Rory Kerr
Name: Rory Kerr
Title: Director